Exhibit 4.2
DESCRIPTION OF OUR SECURITIES
General
Grindr Inc. (“we,” “our,” “us,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.0001 per share (the “Common Stock”).
The following summary of the material terms of our Common Stock is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Bylaws (the “Bylaws”), each of which is filed as an exhibit to our Annual Report on Form 10-K, and are incorporated by reference herein. We urge you to read each of the Certificate of Incorporation and the Bylaws, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) in their entirety for a complete description of the rights and preferences of our securities.
Authorized and Outstanding Stock
Our Certificate of Incorporation authorizes the issuance of 1,100,000,000 shares of our capital stock, consisting of (a) 1,000,000,000 shares of Common Stock and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). All of our issued and outstanding shares of capital stock are duly authorized, validly issued, fully paid, and non-assessable. There were approximately 208,246,400 shares of Common Stock and no shares of Preferred Stock outstanding as of March 5, 2025.
Common Stock
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of Preferred Stock, under the Certificate of Incorporation, the holders of Common Stock are entitled to vote on each matter submitted to a vote of stockholders and are entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter, including the election or removal of directors. The holders of Common Stock shall at all times vote together as one class on all matters submitted to a vote of Common Stock under the Certificate of Incorporation.
Dividends
Subject to applicable law and the rights and preferences of any holders of any outstanding shares of Preferred Stock, under the Certificate of Incorporation, dividends and distributions may be declared and paid ratably on the Common Stock out of our assets that are legally available for this purpose at such times and in such amounts as our board of directors in its discretion shall determine.
Liquidation, Dissolution and Winding Up
Subject to applicable law and the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution, or winding-up, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to our distribution of assets upon such dissolution, liquidation or winding up, the holders of Common Stock are entitled to receive all our remaining assets available for distribution to stockholders, ratably in proportion to the number of shares of Common Stock held by each such holder.
No Preemptive or Other Rights
The holders of Common Stock do not have preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to Common Stock.
Preferred Stock
Our Certificate of Incorporation authorizes 100,000,000 shares of Preferred Stock and provides that shares of Preferred Stock may be issued, from time to time, in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors is able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of our board of directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring, or preventing a change of control of us or the removal of existing management. We have no Preferred Stock outstanding and we do not currently intend to issue any shares of Preferred Stock, but we cannot assure you that we will not do so in the future.
Dividends
We have not paid any cash dividend to date. The payment of cash dividends in the future will be dependent upon our revenues and income, if any, capital requirements, the terms of any outstanding indebtedness and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.
Exclusive Forum
Our Certificate of Incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or shareholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or Certificate of Incorporation or the Bylaws, (iv) any action arising pursuant to any provision of the DGCL, the Bylaws or the Certificate of Incorporation or (v) any action asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine will have to be brought in the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.
Corporate Opportunities
Our organizational documents provide that, to the fullest extent permitted by law, we will renounce any entitlement to certain corporate opportunities offered to certain non-interested stockholders or any of their respective officers, directors, employees, equity holders, members, and principals, other than those opportunities that are expressly and solely offered in connection with such person’s service as a member of our board of directors.
Transfer Agent
The transfer agent for our securities is CST. CST’s address is One State Street Plaza, 30th Floor New York, New York 10004.
Exchange Listing
Our Common Stock is listed on NYSE under the symbols “GRND”.